Exhibit 99.1

For Immediate Release

Emergent Group Inc. Reports Record First Quarter EPS of $0.10
on Record Sales

SUN VALLEY, Calif.--(PRIMENEWSWIRE)—May 15, 2007—Emergent Group Inc. (OTC BB:EMGP.OB- News), a leading provider of mobile medical lasers and surgical equipment, announced results for the first quarter ended March 31, 2007. First quarter revenues increased $391,991 to a record $4,382,808, compared to revenues of $3,990,817 for the same period in 2006. Net income increased 11% to a record $517,110 or $0.10 per basic share for the first quarter, as compared to net income of $463,995 or $0.09 per basic share for the same period in 2006. The Company’s cash position as of March 31, 2007 was $682,989 after payment of a $0.20 per share dividend ($1,094,249) in January 2007.

“The strong financial performance achieved by the Company last year continued into the first quarter of 2007 as we recorded our sixth consecutive quarter of year over year growth in sales,” said Bruce J. Haber, Emergent Group Chairman and CEO. Mr. Haber added, “Our momentum continues to build and we have every expectation of delivering another year of favorable financial results.”

Mr. Haber said, “One of our strategic priorities is the accelerated delivery of profitable sales across the Company with growth that well exceeds our industry’s average.” He added, “We are well positioned to capitalize on acquisition and partnership opportunities in our effort to achieve our financial goals and Emergent Group continues to gain traction both with new customers and new markets.”

 About Emergent Group Inc.

Emergent Group Inc. through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”) provides mobile laser and surgical equipment on a per procedure basis to hospitals, out-patient surgery centers, and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in California, Nevada, Colorado, Utah, Arizona and New York. For product and other information, visit PRI Medical’s website, http://www.primedical.net.

Forward-Looking Statements:

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-KSB and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

Investor Contact: Bruce J. Haber (914) 235-5550, x12
e-mail: bhaber@primedical.net

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheet

March 31,
2007
ASSETS	(Unaudited)

Current assets
Cash	$682,989
Accounts receivable, net of allowance for doubtful
accounts of $19,478	2,625,918
Inventory, net of reserves of $63,408	658,867
Prepaid expenses	153,992
Deferred tax assets	905,400

Total current assets	5,027,166

Property and equipment, net of accumulated depreciation and
amortization of $4,875,973	4,072,038
Goodwill	1,120,058
Other intangible assets, net of accumulated amortization of
$129,450	136,835
Deposits and other assets	106,857

Total assets	$10,462,954

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$843,847
Current portion of notes payable	160,978
Accounts payable	1,155,280
Accrued expenses and other liabilities	1,426,620

Total current liabilities	3,586,725

Capital lease obligations, net of current portion	1,767,217
Notes payable, net of current portion	75,666

Total liabilities	5,429,608

Minority interest	411,871

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-
Common stock, $0.04 par value, 100,000,000 shares authorized
5,534,104 shares issued and outstanding	221,361
Additional paid-in capital	14,756,465
Accumulated deficit	(10,356,351)

Total shareholders' equity	4,621,475
Total liabilities and shareholders' equity	$10,462,954

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,
	2007	2006

Revenue	$4,382,808	$3,990,817
Cost of goods sold	2,567,105	2,439,680

Gross profit	1,815,703	1,551,137

Selling, general, and administrative expenses	1,088,224	976,328

Income from operations	727,479	574,809

Other income (expense)
Interest expense	(51,804)	(46,741)
Gain on disposal of property and equipment	8,102	1,300
Other income, net	14,220	30,577

Total other income (expense)	(29,482)	(14,864)

Income before provision for income taxes
and minority interest	697,997	559,945
Provision for income taxes	(55,902)	(23,864)

Income before minority interest	642,095	536,081

Minority interest in income of consolidated
limited liability companies	(124,985)	(72,086)

Net income	$517,110	$463,995

Basic earnings per share	$0.10	$0.09

Diluted earnings per share	$0.09	$0.08

Basic weighted average shares outstanding	5,442,961	5,451,631

Diluted weighted-average shares outstanding	5,783,891	5,816,939